Registration No. 33-75280
Annual Notice
Dated May 1, 2024
to Policyowners of
Variable Universal Life Insurance Policy (“VUL Policies”) issued by
Wilton Reassurance Life Company of New York, formerly known as
The American Life insurance Company of New York, (“Wilton Re of New York”), through its American Separate Account No. 3
This Annual Notice (“Annual Notice”) provides you with an update of changes to your Policy that have occurred since May 1, 2023. In addition, this Annual Notice provides key information about your policy that you should review, including a list of Underlying Funds available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus for future reference.
The most recent prospectus, dated May 1, 2000, contains more information about the VUL Policies, including its features, benefits, and risks. You can find the prospectuses, statements of additional information and shareholder reports for the Underlying Funds listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Wilton Re of New York, and other information about the policies online at mutualofamerica.com/AmericanLifeSA3Funds. You can also obtain this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
Additional general information about certain investment products, including variable life insurance policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

DEFINITIONS WE USE IN THIS ANNUAL NOTICE
Accelerated Benefit—The portion of the Death Proceeds payable before the death of the insured person when the insured person is determined to have a terminal illness and is expected to live for 12 months or less.
Account Value—The value of a Policyowner’s Accumulation Units in the Separate Account Funds plus the value of amounts held in the General Account for the Policyowner. As used in this Prospectus, the term “Account Value” may mean all or any part of your total Account Value.
Accumulation Unit—A measure we use to calculate the value of a Policyowner’s interest in each of the Separate Account Funds. Each Subaccount has its own Accumulation Unit value.
Death Proceeds—An amount equal to the sum of the Basic Death Benefit and amounts payable under any policy riders, minus the sum of any Policy Loans and any unpaid monthly deductions, subject to any applicable adjustments for misrepresentation, suicide or misstatement of age and/or sex.
General Account—Assets we own that are not in a separate account, but rather are held as part of our general assets. We sometimes refer to the General Account as the Interest Accumulation Account, because amounts you allocate to the General Account earn interest at a rate that we change from time to time.
Insured Person—The person on whose life a Policy is issued, or in other words the person whose death will trigger payment of a death benefit under your Policy.
Investment Alternatives—Our General Account and the Separate Account Funds. You may allocate your premiums and transfer your Account Value among the Investment Alternatives.
Maturity Date—The Policy Anniversary on which the insured person’s attained age equals 100.
Payroll Deduction Program—A program established by an employer under which it agrees with its participating employees to deduct on each pay date from the employees’ salaries the scheduled premium payments for Policies owned by the employees, their spouses or minor children. The employer remits the premiums to us.
Payroll Deduction Rider—A rider to a Policy issued under a Payroll Deduction Program. If required by your State, we will incorporate the provisions regarding Payroll Deduction into your Policy in lieu of issuing a rider.
Policy Loan—The outstanding principal and unpaid accrued interest for any loan in effect under a Policy.
Policyowner—The person designated on the Policy Specification Pages of your Policy as the owner.
Proceeds—The amount we will pay upon (a) surrender of the Policy, (b) the death of the insured person or (c) the Maturity Date, which amount will vary depending on the type of Proceeds being paid.
Processing Office—The office of Wilton Re of New York, or any other location we may announce by advance written notice to Policyowners, a field office we have designated, our toll-free telephone facility or our Financial Transaction Processing Center, depending on the transaction requested.
Separate Account—American Separate Account No. 3, a separate account of Wilton Re of New York maintained under the laws of New York State and registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The assets of the Separate Account are set aside and kept separate from our other assets.
Separate Account Fund—A division of the Separate Account which invests its assets exclusively in a corresponding Underlying Fund of the same name.
Surrender Proceeds—Amount payable upon surrender of a Policy, equal to the Account Value minus any Policy Loans outstanding at the time of surrender.
Underlying Funds—The funds or portfolios that are invested in by the Separate Account Funds.

Valid Transaction Date—The Business Day on which all of the requirements for the completion of a transaction have been met. This includes receipt by us at our Processing Office of all information, remittances, notices and papers necessary to process the requested transaction. If requirements are met on a day that is not a Business Day, or after the close of a Business Day, the Valid Transaction Date will be the next following Business Day.
We, us, our, Wilton Re of New York—Refer to Wilton Reinsurance Life Company of New York.
Written Request—A written request on an administrative form provided by us or in a form otherwise acceptable to us.
You, your—Refer to a Policyowner.

Updated Information About the VUL Policies
The information in this Annual Notice is a summary of certain policy features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your policy.
Method of Charges. Effective as of January 1, 2024, we commenced deducting the cost of insurance charge on a pro rata basis from the participant’s Account Balance across all investments in the General Account and Separate Account Funds, as applicable. Previously, those charges were deducted from your Account Value in the General Account, but if the Account Value in the General Account was insufficient to pay the charges, we deducted it from your Account Value in the Separate Account Funds in a prescribed order.
Expenses Paid by Third Parties. We have entered into agreements with the investment adviser, transfer agent and/or distributor of certain of the Underlying Funds. Under the terms of these agreements, we or our affiliates will receive payments of up to 0.25% of the average daily net assets invested by the Separate Account in the Underlying Funds in connection with our provision of administrative support, distribution and/or recordkeeping services to the Underlying Funds. The services we provide to the Underlying Funds are in addition to the services we provide and expenses we incur in administering the variable universal life policies.
Fund Substitutions. On November 3, 2023, in accordance with procedures established by the Securities and Exchange Commission, the Company and the Separate Account substituted certain Underlying Funds for the Policies (the “Substitution”). As set forth in the table below, the following “Existing Funds” in which Separate Account Funds invested on behalf of the Policies were replaced with the following “Replacement Funds”:
Existing Fund	Replacement Fund
Mutual of America Variable Insurance Portfolio (“VIP”) Equity Index Portfolio	Fidelity VIP Index 500 (Initial Class)
Mutual of America VIP All America Portfolio	Fidelity VIP Index 500 (Initial Class)
Mutual of America VIP Small Cap Value Portfolio	DFA VA U.S. Targeted Value Portfolio
Mutual of America VIP Small Cap Growth Portfolio	Vanguard Variable Insurance Funds - Small Company Growth Portfolio
Mutual of America VIP Mid-Cap Equity Index Portfolio	Vanguard Variable Insurance Funds – Mid-Cap Index Portfolio
Mutual of America Moderate Allocation Portfolio	Vanguard Variable Insurance Funds – Balanced Portfolio
Mutual of America VIP Money Market Portfolio	Goldman Sachs VIT Government Money Market Fund (Institutional)
Mutual of America VIP Mid-Term Bond Portfolio	Vanguard Variable Insurance Funds - Short-Term Investment-Grade Portfolio
Mutual of America VIP Bond Portfolio	American Funds Insurance Series – The Bond Fund of America (Class 1)
Policyowners who had Account Value allocated to the Separate Account Funds that invested in the Existing Funds at the time of the Substitution had their Account Value transferred to the Separate Account Funds that invest in the corresponding Replacement Funds. Account Value immediately after the Substitution was equal to the Account Value immediately before the Substitution. No fees or charges were assessed and there were no adverse tax consequences as a result of the Substitution.
On April 26, 2024, the American Century VP Capital Appreciation Fund, an Underlying Fund, combined into the LVIP American Century Capital Appreciation Fund. Policyowners who had Account Value allocated to the Separate Account Fund that invested in the American Century VP Capital Appreciation Fund on April 26, 2024 had their Account Value transferred to the Separate Account Fund that invests in the LVIP American Century Capital Appreciation Fund. Account Value immediately after such reallocation was equal to the Account Value immediately before the reallocation. No fees or charges were assessed and there were no adverse tax consequences as a result of the combination of the funds.

Important Information You Should Consider About the VUL Policies

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
We do not impose any transfer or withdrawal charges.
You may withdraw any portion of your Account Balance (before the death of the Insured Person). A partial withdrawal must be in an amount of at least $500, may not reduce the Account Value to less than $100, and cannot exceed the Account Value minus any Policy Loans.
You may make partial withdrawals of your Account Balance
(minus any Policy Loans) or surrender the Policy and receive the
Surrender Proceeds due under the Policy. You may take any of these actions prior to the Maturity Date of the Policy when the
Insured Person is still living.
Surrender Proceeds equal your Account Balance minus any
Policy Loans you have outstanding at the time of surrender and any due and unpaid charges. You may surrender your Policy and obtain the Surrender Proceeds at any time prior to the Maturity
Date. To surrender your Policy, you must submit the Policy and a
Written Request to our Processing Office, and the Insured
Person must be alive on the surrender date. We will calculate the
Surrender Proceeds as of the Valid Transaction Date of the
surrender, and all insurance benefits, and supplemental benefits you have added, under your Policy will then cease.
Access to Your Account Balance Partial Withdrawals and Surrender of Policy; Transfers of Account Balance
Transaction Charges	There are no charges for other transactions under the Policy, other than certain fees associated with Policy Loans, supplemental insurance benefits, and an Accelerated Benefit.			Charges and Deductions You Will Pay
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits under the Policy, and such fees and expenses are set based on characteristics of the insured. Please refer to your Policy specifications page for rates applicable to your Policy.
Investors will also bear expenses associated with the Underlying
Funds under the Policy, as shown in the table below.
Charges and Deductions You Will Pay
	Annual Fee	Minimum	Maximum
	Investment options (Underlying Fund fees and expenses)	0.10%	0.65%
Risks
Risk of Loss	You can lose money by investing in this Policy.			Introduction and Summary

Risks
Not a Short-Term Investment
This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. In particular:
•Tax deferral is more beneficial to Participants with a long-term investment time horizon.
•Surrenders and partial withdrawals are subject to ordinary
income tax.
•The Policy is not intended for those who may need to make
withdrawals or intend to engage in frequent trading in the
Underlying Funds.
Introduction and Summary Federal Tax Considerations
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor
investment performance, and can vary, depending on the
performance of the Underlying Funds. Each investment option
available under the Policy, including the General Account, will have its own unique risks. You should review these Investment
Alternatives before making an investment decision.
Introduction and Summary
Insurance Company Risks
An investment in the Policy is subject to the risks related to
Wilton Re of New York, including that any obligations (including under the General Account), guarantees, and benefits of the
Policy are subject to the claims paying ability of Wilton Re of
New York. More information about Wilton Re of New York,
including its financial strength ratings, is available upon request from Wilton Re of New York by calling our toll-free number,
866.313.6211 or by visiting our website at wiltonre.com.
Assumption of Policies by Mutual of America
Contract Lapse
Your Policy may lapse, or you may have to make unscheduled
premium payments, if your Account Balance declines from
unfavorable investment performance of the Underlying Funds
and your Account Balance is not sufficient to pay the charges then due under your Policy. It is possible for policy loans to exceed account value, resulting in a lapse.
The lapsed Policy may be reinstated during the Insured Person’s lifetime if certain conditions are met, including you pay, at the time of restatement, premiums sufficient to keep the Policy in effect for at least two months, and you pay any charges not paid during the grace period.
Death benefits will not be paid if the Policy has lapsed.
Policy Lapse and Reinstatement
Restrictions
Investments
We may remove an Underlying Fund or limit its availability to new
Contributions and/or transfers of Account Balance if we
determine that an Underlying Fund no longer satisfies one or more of our selection criteria.
Funding and Other Changes We May Make

Restrictions
Optional Benefits
We may make one or more supplemental insurance benefits
available by rider to your Policy, including accidental death coverage and coverage for children of an Insured Person.
Currently, supplemental insurance benefits are available only for
Policies with Payroll Deduction Riders. We will charge you a monthly fee for any supplemental insurance benefits you select.
You may borrow up to 95% of your Account Balance in the
General Account, minus any existing Policy Loans. Each Policy
Loan must be for at least $500, and you must assign the Policy to us as collateral. We will charge you interest on the Policy
Loan, and we may change the interest rate from time to time. We deduct any Policy Loans from the amount otherwise due you
upon the surrender or maturity of the Policy or from the Death
Proceeds due upon the death of the Insured Person.
We will not permit you to make withdrawals or transfers of the collateral amount while the loan is outstanding. Amounts
borrowed in a loan do not participate in the Subaccount
investment experience. Loans, therefore, can affect the Account
Value and death benefit whether or not the loan is repaid. Death benefit proceeds payable will be reduced by the amount of any outstanding Policy Loan plus accrued interest.
Policy Features and Payment of Premiums Charges and Deductions You Will Pay Access to Your Account Balance
Taxes
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy. There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation	Wilton Re of New York no longer offers the Policy for sale.	Policy Issue
Exchanges
Because the Policy is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing life insurance policy you own with a new purchase of this Policy. In general, you should be aware that some investment
professionals may have a financial incentive to offer you a new policy in place of the Policy you already own. Thus, in general, you should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than
continue to own the existing Policy.
Policy Issue

Appendix: Underlying Funds Available as Investment Options under the VUL Policies
The following is a list of Underlying Funds available under the VUL Policies. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and are available on our website, mutualofamerica.com/AmericanLifeSA3Funds. You can also request this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your VUL Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Fixed Income Fund Seeks to provide as high a level of current income as is consistent with the preservation of capital	American Funds Insurance Series – The Bond Fund of America Adviser: Capital Research and Management Company	0.23%	5.21%	2.14%	2.33%
Balanced Fund Seeks to achieve competitive total return through actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity	Calvert VP SRI Balanced Portfolio Adviser: Calvert Research and Management	0.65%	16.82%	10.27%	7.46%
Equity Fund Seeks to achieve long-term capital appreciation	DFA VA U.S. Targeted Value Portfolio Adviser: Dimensional Fund Advisors LP	0.29%	20.03%	15.40%	9.00%
Equity Fund Seeks to provide long-term growth of capital	DWS Capital Growth VIP Adviser: DWS Investment Management Americas, Inc.	0.49%	38.57%	17.58%	13.58%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Balanced Fund Seeks to obtain high total return with reduced risk over the long term by allocating Fund assets among stocks, bonds, and short-term instruments	Fidelity VIP Asset Manager Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.53%	12.94%	7.48%	5.40%
Equity Fund Seeks long-term capital appreciation	Fidelity VIP Contrafund® Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.56%	33.45%	16.65%	11.61%
Equity Fund Seeks reasonable income and will also consider potential for capital appreciation. Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index	Fidelity VIP Equity-Income Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.47%	10.65%	12.30%	8.58%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index	Fidelity VIP Index 500 Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.10%	26.19%	15.56%	11.92%
Fixed Income Fund Seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments	Goldman Sachs VIT Government Money Market Fund Adviser: Goldman Sachs Asset Management, L.P.	0.18%	5.05%	1.82%	1.19%
Equity Fund Seeks capital growth	LVIP American Century Capital Appreciation Fund Adviser: Lincoln Financial Investments Corporation SubAdviser: American Century Investment Management, Inc.	0.57%	21.14%	13.64%	—	10.99%[2]
Balanced Fund Seeks to provide long-term capital appreciation and reasonable current income	Vanguard Variable Insurance Funds – Balanced Portfolio Adviser: Wellington Management Company LLC	0.21%	14.33%	9.59%	7.89%
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Fund International Portfolio® Advisers: Baillie Gifford Overseas Ltd. And Schroder Investment Management North America Inc.	0.33%	14.65%	10.28%	6.80%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/23
			1 year	5 year	10 year	Life of Fund
Equity Fund Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks	Vanguard Variable Insurance Funds – Mid-Cap Index Portfolio Adviser: The Vanguard Group, Inc.	0.17%	15.83%	12.56%	9.27%
Fixed Income Fund Seeks to provide current income while maintaining limited price volatility	Vanguard Variable Insurance Funds - Short-Term Investment-Grade Portfolio Adviser: The Vanguard Group, Inc.	0.14%	6.16%	2.13%	1.93%
Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Funds - Small Company Growth Portfolio Adviser: The Vanguard Group, Inc. and ArrowMark Colorado Holdings LLC	0.29%	19.65%	9.98%	7.85%
1
The reported expense ratio for the following funds is net of fee waivers that may not continue: all American Funds Insurance Series funds, Goldman Sachs VIT Government Money Market Fund, Invesco V.I. Main Street Fund, LVIP American Century Capital Appreciation Fund, MFS VIT III Mid Cap Value Portfolio, and T. Rowe Price Blue Chip Growth Portfolio. Refer to the prospectuses of the Underlying Funds for more information.
2
Since Inception date September 22, 2017.

Please retain this Annual Notice for future reference.
The last prospectus and statement of additional information for the policy, dated May 1, 2019, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

EDGAR Contract Identifier C000031852